Exhibit 99.2

Fifth Avenue Place
600, 425 – 1 Street SW Calgary AB T2P 3L8 Canada Tel: 403-648-3200 Fax: 403-265-0862 www.deloitte.ca

January 19, 2012

Magnum Hunter Resources Corporation

777 Post Oak Blvd., Suite 650

Houston, Texas

USA 77056

Attention: Ms. Debbie Funderberg

RE:	Magnum Hunter Resources Corporation
Reserve estimation and economic evaluation

At your request and authorization, Deloitte & Touche LLP (“AJM Deloitte”) has prepared an independent evaluation of certain oil and gas assets of Magnum Hunter Resources Corporation (“Magnum Hunter”) in various areas of Canada and the United States, effective December 31, 2011.

This report has been prepared for the exclusive use of Magnum Hunter Resources Corporation and no part thereof shall be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete content of the report and the knowledge and consent of AJM Deloitte.

The evaluation includes an estimate of proved developed producing, total proved and proved plus probable reserves with an associated forecast of the pre-tax present value of future production income from the property using Magnum SEC December 1, 2011 SEC Constant Pricing. All values are in US dollars unless specified. This report documents the results of the evaluation with the following table summarizing the total corporate reserves and value:

•	Table 1 – summary of total corporate reserves and value using forecast prices and costs.

At your request, we have also included two price sensitivities; one using Magnum YE Bank December 31, 2011 Price, and the second using Magnum YE Corporate December 31, 2011 Nymex Price.

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the Canadian Oil and Gas Evaluation Handbook (COGEH). The Evaluation Procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by AJM Deloitte in its determination of this evaluation. The extent and character of ownership and all factual data supplied by Magnum Hunter Resources Corporation were accepted as presented (see Representation Letter attached within).

Magnum Hunter Resources Corporation

Reserve estimation and economic evaluation

This report contains forward looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of 6 Mcf: 1 barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

No value has been assigned in this evaluation for non-reserve lands.

It has been a pleasure to perform this evaluation for you, and we trust it is sufficient to meet your current requirements. Should you have any questions, please contact our office.

Yours truly,

/s/ Barry R. Ashton

Barry R. Ashton, P. Eng.

Senior Manager

/s/ Jeff Keeble

Jeff Keeble, CA, CBV

Partner

Deloitte & Touche LLP

/ct

Magnum Hunter Resources Corporation

Reserve estimation and economic evaluation

Table 1 – summary of total corporate reserves and value using forecast prices and costs

WI Before Royalty	PDP	PDNP	PUD	TP	PB	P+P
Light & Medium Oil (Mbbl)	4,135.5	659.1	5,416.5	10,211.1	6,393.5	16,604.6
Heavy Oil (Mbbl)	5.7	0	0	5.7	6.7	12.3
Sales Gas (MMcf)	2,671.5	1,067.7	0	3,739.2	2,670.1	6,409.3
NGL (Mbbl)	1.4	2.1	0	3.5	1.5	5.0
MBOE	4,587.8	839.2	5,416.5	10,843.5	6,846.7	17,690.2

Total Net	PDP	PDNP	PUD	TP	PB	P+P
Light & Medium Oil (Mbbl)	3,389.3	560.5	4,416.0	8,365.8	5,208.2	13,573.9
Heavy Oil (Mbbl)	5.3	0	0	5.3	6.2	11.5
Sales Gas (MMcf)	2,146.5	827.4	0	2,973.8	2,136.3	5,110.1
NGL (Mbbl)	0.9	1.1	0	2.0	0.9	3.0
MBOE	3,753.2	699.5	4,416.0	8,868.7	5,571.4	14,440.1

NPV M$ Undiscounted	207,717.1	39,930.4	172,260.1	419,907.7	313,498.2	733,405.9
NPV M$ at 10%	126,262.2	23,310.1	60,941.0	210,513.3	83,311.5	293,824.8

SEC Year End Pricing

Year	WTI US$/bbl	NYMEX US$/Mcf
2012	96.19	4.12
2013	96.19	4.12
2014	96.19	4.12
2015	96.19	4.12
2016	96.19	4.12
2017	96.19	4.12
2018	96.19	4.12